Exhibit 99.1

WeRide Announces Pricing of Global Offering

NEW YORK, November 3, 2025 (GLOBAL NEWSWIRE) – WeRide Inc. (“WeRide” or the “Company”) (Nasdaq: WRD), a global leader in autonomous driving technology, today announced the pricing of its global offering (the “Global Offering”) of 88,250,000 Class A ordinary shares of the Company (the “Offer Shares”), which comprises an international offering (the “International Offering”) and a Hong Kong public offering (the “Hong Kong Public Offering”).

The final offering price for both the International Offering and the Hong Kong Public Offering (the “Offering Price”) has been set as HK$27.10 per Offer Share. Based on the ratio of three Class A ordinary shares per Nasdaq-listed American depositary share (the “ADS”), the Offering Price translates to approximately US$10.36 per ADS based on an exchange rate of HK$7.8499 to US$1.00 as of June 30, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

In addition, the Company has granted an over-allotment option to the international underwriters, exercisable by the Overall Coordinators (as defined below) on behalf of the international underwriters, at any time until the 30 days after the last date for the lodging of applications under the Hong Kong Public Offering, to require the Company to issue up to an aggregate of 13,237,500 additional Offer Shares at the Offering Price.

Subject to approval from The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), the Class A ordinary shares of the Company are expected to begin trading on the Main Board of the Hong Kong Stock Exchange on or about Thursday, November 6, 2025 under the stock code “0800.” The Global Offering is expected to close on the same day, subject to customary closing conditions.

The gross proceeds to the Company from the Global Offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, are expected to be HK$2,391.6 million, assuming the over-allotment option is not exercised (or HK$2,750.3 million, assuming the over-allotment option is exercised in full). The Company intends to use the net proceeds from the Global Offering to further develop its autonomous driving technology stack, accelerate the commercial mass production and/or operation of L4 fleets, enhance the quality of its autonomous driving products and solutions, expand its business scale, support the establishment of marketing teams and branches, invest in marketing activities, and provide working capital and general corporate purposes.

China International Capital Corporation Hong Kong Securities Limited (“CICC”), Morgan Stanley Asia Limited (“MS”) are acting as joint sponsors and sponsor-overall coordinators for the Global Offering. CICC, MS and J.P. Morgan Securities (Asia Pacific) Limited (“JPM”) are acting as overall coordinators (the “Overall Coordinators”) and joint global coordinators for the Global Offering. CICC, MS, JPM, BOCI Asia Limited (“BOCI”), Futu Securities International (Hong Kong) Limited (“Futu”), Daiwa Capital Markets Hong Kong Limited (“Daiwa”), ABCI Capital Limited (“ABCI Capital”) and ICBC International Securities Limited (“ICBCI”) are acting as the joint bookrunners for the Global Offering. CICC, MS, JPM, BOCI, Futu, Daiwa, ABCI Securities Company Limited (“ABCI Securities”) and ICBCI are acting as the joint lead managers for the Global Offering. CICC, MS, JPM, BOCI, Futu, Daiwa, ABCI Capital, ABCI Securities, ICBCI are acting as the capital market intermediaries for the Global Offering.

The International Offering is being made only by means of a prospectus supplement and the accompanying prospectus. The accompanying prospectus is included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 3, 2025, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement dated November 3, 2025 are available on the SEC’s website at http://www.sec.gov. The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from China International Capital Corporation Hong Kong Securities Limited at 29/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong or by telephone at +852-2872-2000 or by e-mailing g_prospectus@cicc.com.cn; Morgan Stanley Asia Limited, c/o Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, United States of America, or by calling +1-866-718-1649, or by email at prospectus@morganstanley.com; and J.P. Morgan Securities (Asia Pacific) Limited, 28/F, Chater House, 8 Connaught Road Central, Hong Kong, Asian ECM Syndicate Asian_ECM_Syndicate@jpmorgan.com.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the SEC, the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

The price of the Class A ordinary shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) was contained in the Hong Kong prospectus of the Company dated October 28, 2025.

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles have been tested or operated in over 30 cities across 11 countries. We are also the first and only technology company whose products have received autonomous driving permits in seven markets: China, the UAE, Singapore, France, Saudi Arabia, Belgium, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named to Fortune’s 2025 Change the World and 2025 Future 50 lists. For more information, please visit https://www.weride.ai.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about WeRide’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in WeRide’s filings with the SEC. All information provided in this press release is as of the date of this press release. WeRide does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact

ir@weride.ai